UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[ x ] Annual Report pursuant to section 15(d) of the Securities Exchange Act of
   1934

                  For the fiscal year ended December 31, 2002



                                      OR

[      ]Transition report pursuant to section 15(d) of the Securities Exchange
   Act of 1934

                For the transition period from ______ to ______

                         Commission file number 1-7288


                          __________________________



                           THE BOMBAY COMPANY, INC.
               EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN



                           _________________________


                           The Bombay Company, Inc.
            (Exact name of registrant as specified in its charter)

                               550 Bailey Avenue
                           Fort Worth, Texas  76107





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
                           THE BOMBAY COMPANY, INC.
               EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES



                                                                          Page

Report of Independent Auditors                                              3
Financial Statements:
    Statements of Net Assets Available for Benefits                         4
    Statements of Changes in Net Assets Available for Benefits              5
    Notes to Financial Statements                                          6-10
Supplemental Financial Schedules:
    Schedule I - Schedule H, Line 4i, Schedule of Assets
        Held for Investment Purposes   11-12
    Other schedules have not been presented because they
        were not applicable, and, thus, not required.
Signature                                                                   13
Exhibits:
    Consent of Independent Auditors                                         14
    Certifications of Registrant Pursuant to 18 U.S.C. Section 1350,
    as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002    15

                        REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrative Committee of
The Bombay Company, Inc. Employee 401(k) Savings and
Stock Ownership Plan

We  have  audited  the  accompanying  statements  of  net  assets available for benefits of The Bombay Company, Inc. Employee 401(k) Savings and Stock Ownership Plan (the "Plan") as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and loans or fixed income obligations are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"). These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





/S/ WHITLEY PENN

Fort Worth, Texas
May 15, 2003





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


                                 THE BOMBAY COMPANY, INC.
                     EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
                     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 2002 AND 2001


                                                         2002            2001
Assets
Investments:
     At fair value
            Pooled separate accounts                     $3,524,556      $3,894,565
            Common stock, The Bombay Company, Inc.        3,046,960       1,423,014
            Participant loans                               441,859         419,584
     At contract value
            Insurance company general account             2,296,840       1,791,739
                                                          9,310,215       7,528,902

Cash                                                         14,887              --

Receivables:
     Employee contributions                                   1,000          63,652
     Employer contributions                                      --          38,820
                                                              1,000         102,472

            Total assets                                  9,326,102       7,631,374

Liabilities
Company loan payable                                       (261,884)       (261,884)
Administrative costs payable                                 (3,041)         (2,932)
            Total liabilities                              (264,925)       (264,816)

Net assets available for benefits                        $9,061,177      $7,366,558

The accompanying notes are an integral part of these financial statements.


                           THE BOMBAY COMPANY, INC.
               EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001


                                            2002               2001
Contributions:
        Employee                           $1,018,516        $1,004,570
        Employer                              593,132           599,365
        Rollovers                               4,337            38,210
                                            1,615,985         1,642,145

Investment income (loss):
        Interest and dividends                114,291           124,344
        Net appreciation (depreciation) in
          fair value of investments           869,367          (389,232)
                                              983,658          (264,888)
Distributions:
        Benefits paid                        (876,958)         (661,463)
        Administrative costs                  (28,066)          (33,152)
                                             (905,024)         (694,615)

Increase in net assets
        available for benefits               1,694,619           682,642

Net assets - beginning of year               7,366,558         6,683,916
Net assets - end of year                    $9,061,177        $7,366,558


The accompanying notes are an integral part of these financial statements.









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


                           THE BOMBAY COMPANY, INC.
               EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 2002 AND 2001


NOTE 1 - DESCRIPTION OF PLAN

GENERAL
The Bombay Company, Inc. (the "Company") adopted the Employee 401(k) Savings and Stock Ownership Plan (the "Plan") on September 9, 1990, effective January 1, 1991, for the benefit of qualified employees. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan has complied with the fidelity bonding requirements of ERISA. Reference should be made to the Plan document for a complete description.

ADMINISTRATION
The Plan is administered by the Compensation and Human Resources Committee of the Board of Directors of the Company through an Administrative Committee consisting of three officers of the Company. This Administrative Committee oversees the Employee Benefits Department of the Company in conducting the daily operations of the Plan. The appointed Plan Trustee is CG Trust Company ("CIGNA"), who revalues the assets of the Plan daily. Each revaluation takes into account earnings and capital appreciation or depreciation, whether realized or unrealized, of the assets of the Plan. Amounts credited to the accounts of participants are also adjusted at each valuation date so as to be equal to the value of the net assets of the Plan. Participants receive valuation statements of their individual accounts as of each calendar quarter end. The Investment Administrator is Connecticut General Life Insurance Company, a CIGNA company.

ELIGIBILITY
Employees of the Company who are at least 21 years of age, and have completed one year and at least 1000 hours of service within twelve consecutive months are eligible to participate in the Plan. An eligible employee may elect to contribute up to 75% of compensation to the Plan within certain limitations, beginning with the first payroll period following eligibility. Employee contributions to the Plan are made in the form of payroll deductions. A participant may elect to change the percentage of compensation to be contributed to the Plan up to four times in any Plan year. Participants may also elect to suspend or resume participation with 30 days written notice to the Plan Administrator.

CONTRIBUTIONS
The Plan provides that the Company shall match 100% of each participant's initial 3% contribution, and 50% of the next 2% contributed by the participant. The Company may make elective contributions in addition to the matching amounts. Matching Company contributions are allocated to individual participant accounts monthly. During 2002 and 2001, the Company made matching contributions of $593,132 and $599,365, respectively, in the form of cash.

                           THE BOMBAY COMPANY, INC.
               EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          DECEMBER 31, 2002 AND 2001


The Plan accepts rollover contributions of participants' distributions from other qualified plans under Section 401 of the Internal Revenue Code. Rollover contributions are not subject to matching Company contributions.

VESTING AND FORFEITURES
Participants are immediately vested in their contributions to the Plan plus actual earnings thereon. For participants enrolling in the Plan on or after January 1, 2000, Company matching and elective contributions made to participants' accounts are fully vested immediately. For participants enrolled in the Plan prior to January 1, 2000, vesting in the Company's matching and elective contributions was based upon the following schedule of service:


                    Years of Service          Vested Amount

                          1                         0%
                          2                       100%


In the event of termination of employment, the unvested portion of a participant's account in the Plan is forfeited. At the discretion of the
Administrative  Committee,   all   forfeited   amounts  are  available  to  pay
administrative charges, offset Company contributions or be reallocated to remaining participants as of the end of the Plan year. Reallocations are based on the ratio that participants' compensation for the Plan year bears to the total compensation of all such participants' compensation for the Plan year. During the years ended December 31, 2002 and 2001, forfeitures totaled $3,356 and $11,756, respectively. Forfeitures during 2002 represent amounts unvested by participants terminated prior to December 31, 2001 but distributed subsequent to that date. As of December 31, 2002, all amounts forfeited under the Plan remain available for use.

DISTRIBUTIONS
Upon reaching age 70-1/2, upon death or disability, or upon termination of employment, the vested portions of a participant's account are generally paid to the participant or beneficiaries in the form of a lump sum payment. Prior thereto, distributions may be made upon reaching age 59-1/2 or if a financial hardship situation, as defined by the Internal Revenue Service, is established. Distributions may be made in the form of cash, Company stock, or a combination thereof, at the discretion of the participant.

PARTICIPANT LOANS
Participants may borrow up to the lesser of (a) $50,000, (b) 50% of total vested account balance, or (c) the participant's aggregate contributions plus earnings thereon, but not less than $500. Loans, plus interest at the rate of prime +1%, are generally repaid through payroll deductions and are credited to the participant accounts from which they were borrowed.

                           THE BOMBAY COMPANY, INC.
               EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          DECEMBER 31, 2002 AND 2001


EXPENSES OF THE PLAN
The Plan bears the cost of administrative expenses in the event the Company does not elect to absorb such expenses. The administrative costs reflected in the accompanying financial statements represent the portion paid or payable by the Plan. The Company paid $11,151 and $10,697 for expenses incurred in the administration of the Plan during 2002 and 2001, respectively. Certain administrative functions are performed by employees of the Company, including members of the Administrative Committee, without compensation from the Plan.


NOTE 2 - STATEMENT OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING
Accounting records of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates. Actual results could differ from those estimates.


NOTE 3 - INVESTMENTS

In 1994, the Plan entered into a group annuity contract with Connecticut General Life Insurance Company ("Connecticut General"), a CIGNA company. Connecticut General maintains contributions in pooled separate accounts or insurance company general accounts established as investment vehicles for qualified retirement plans. Participant contributions and matching Company contributions are invested in any or all of twenty-four Connecticut General pooled separate accounts, one Connecticut General general account or Company stock, based upon the participant's discretion.

The pooled separate accounts are credited with Plan contributions and earnings on the underlying investments, and charged for Plan withdrawals and administrative expenses charged by Connecticut General. The assets of each of the pooled separate accounts are invested in shares of the designated underlying mutual funds. In addition, from time to time, Connecticut General may invest amounts in short term money market instruments, cash or cash equivalents. The pooled separate accounts are stated at fair value as of December 31, 2002 and 2001.

                           THE BOMBAY COMPANY, INC.
               EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          DECEMBER 31, 2002 AND 2001


The general account is credited with Plan contributions and earnings on the underlying investments, and charged for Plan withdrawals and administrative expenses charged by Connecticut General. The contract is included in the financial statements at contract value, (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because it is fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2002 and 2001 approximates contract value. The average yield and crediting interest rates were approximately 4.3% and 5.5% for 2002 and 2001, respectively. The crediting interest rate is determined semi-annually by Connecticut General, but cannot be less than zero. Principal and interest in the general account are guaranteed against loss by CIGNA.

Effective March 1, 1997, participants can elect to direct Company contributions into Company stock or any or all of the available Connecticut General investment vehicles. Prior to March 1, 1997, Company contributions were invested in Company stock and participants were not allowed to direct such contributions to other investment options offered by the Plan. The following table reflects the activity in the non-participant directed portion of investment in Company stock for the year ended December 31, 2001:

                                                     2001

Non-Participant Directed Fund Company Stock:
      Fair value, beginning of year                $566,434
      Net appreciation (depreciation) in
         fair value of investments                  103,517
      Benefits paid                                 (44,224)
      Administrative costs                           (1,295)
      Loans granted                                      --
      Transfers to other funds                       (7,998)
      Fair value, end of year                      $616,434

Cost at December 31, 2001                        $2,556,125

Effective April 1, 2002, the Company stock fund that was previously non-participant directed was changed to allow participants with account balances in that fund to transfer amounts into other investment elections. This change effectively caused all investments within the Plan to be participant-directed.

Investments in Company common stock are reflected at fair value at December 31, 2002 and 2001 based on prices obtained in an active market.

                           THE BOMBAY COMPANY, INC.
               EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          DECEMBER 31, 2002 AND 2001


Individual investments with market value greater than 5% of net assets available for benefits at December 31 were as follows:

                                                       2002         2001
Participant Directed Funds:
          General Account, CIGNA Fixed Income       $2,296,840  $1,791,739
          The Bombay Company, Inc. Common Stock      1,772,985     806,580
          Fidelity Advisor Growth Opportunities Fund   564,723     836,567
          Large Cap Growth/Goldman Sachs               481,450     638,009
          S&P 500 Stock Index Fund                     396,367     512,202
          Bank of Ireland International Blend Fund     345,590     432,371
          Participant Loans                            441,859     419,584
Non-Participant Directed Funds:
          The Bombay Company Inc. Common Stock       1,273,975     616,434


NOTE 4 - LOAN FROM COMPANY

On June 8, 1994, the Company loaned the Plan $261,884 to pay benefits to terminated participants. The loan is noninterest bearing and is payable upon demand by the Company.


NOTE 5 - TAX STATUS OF THE PLAN

The Internal Revenue Service has determined and informed the Company, by letter dated July 6, 2000, that the Plan and related trust are designed to be tax exempt in accordance with the applicable sections of the Internal Revenue Code ("IRC"). Generally, contributions to a qualified Plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan. There have been no amendments to the Plan since the most recent determination by the Internal Revenue Service.


NOTE 6 - TERMINATION OF THE PLAN

The Company has the right, under the Plan, to amend or terminate the Plan, subject to provisions set forth in ERISA. Amendment of the Plan may not deprive participants of their vested interest or divert Plan assets from the exclusive benefit of participants or their beneficiaries. In the event of termination of the Plan or irrevocable discontinuation of Company contributions, all amounts credited to the accounts of participants will be fully vested and nonforfeitable.


                                                                                                   Schedule I

                                                                                                  page 1 of 2
                                              THE BOMBAY COMPANY, INC.
                                  EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
                        SCHEDULE H, LINE 4I, SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                  DECEMBER 31, 2002

EIN:75-1475223
PN:002

                                            (c) Description of investment including
   (b) Identity of issue, borrower,       maturity date, rate of interest, collateral,            (e) Current
(a)    lessor or similar party                       par or maturity value                           value

 * Connecticut General Life        General Account, CIGNA Fixed Income
     Insurance Company               56,516 units of participation                                 $2,296,840

 * Connecticut General Life        Separate Account 55A, Fidelity Advisor Growth
                                     Opportunities Fund
     Insurance Company               13,457 units of participation                                    564,723

 * Connecticut General Life        Separate Account LT20, CIGNA Lifetime 20
     Insurance Company               12,167 units of participation                                    214,114

 * Connecticut General Life        Separate Account LT30, CIGNA Lifetime 30
     Insurance Company               9,394 units of participation                                     170,202

 * Connecticut General Life        Separate Account LT40, CIGNA Lifetime 40
     Insurance Company               10,123 units of participation                                    177,288

 * Connecticut General Life        Separate Account LT50, CIGNA Lifetime 50
     Insurance Company               6,020 units of participation                                     106,589

 * Connecticut General Life        Separate Account LT60, CIGNA Lifetime 60
     Insurance Company               1,218 units of participation                                      21,236

 * Connecticut General Life        Separate Account B, S&P 500 Stock Index Fund
     Insurance Company               9,095 units of participation                                     396,367

 * Connecticut General Life        Separate Account 55E3, Lazard Small Cap
     Insurance Company               6,362 units of participation                                     145,140

 * Connecticut General Life        Separate Account 15, TimesSquare Corporate Bond Fund
     Insurance Company               14,649 units of participation                                    196,477

 * Connecticut General Life        Separate Account CG, Large Cap Growth/Goldman Sachs
     Insurance Company               60,027 units of participation                                    481,450

 * Connecticut General Life        Separate Account FTF, Small Company Stock - Growth
     Insurance Company               17,168 units of participation                                    213,035

 * Connecticut General Life        Separate Account BIA, Bank of Ireland
                                     International Blend Fund
     Insurance Company               44,010 units of participation                                    345,590

 * Connecticut General Life        Separate Account 55DX, Janus Advisor Growth
     Insurance Company               3,244 units of participation                                      53,093

   * Party-in-interest

                                                         11
                                                                                                   Schedule I

                                                                                                  page 2 of 2
                                              THE BOMBAY COMPANY, INC.
                                  EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
                        SCHEDULE H, LINE 4I, SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                  DECEMBER 31, 2002

EIN:75-1475223
PN:002

                                            (c) Description of investment including
   (b) Identity of issue, borrower,       maturity date, rate of interest, collateral,            (e) Current
(a)    lessor or similar party                       par or maturity value                           value

 * Connecticut General Life        Separate Account 55I, Fidelty Advisor Equity Growth
     Insurance Company               566 units of participation                                        31,368

 * Connecticut General Life        Separate Account LC2, Large Cap Growth, Morgan Stanley
     Insurance Company               3,006 units of participation                                      23,556

 * Connecticut General Life        Separate Account 55QJ, Invesco Dynamics
     Insurance Company               1,730 units of participation                                      26,206

 * Connecticut General Life        Separate Account MG1, Mid Cap Growth, Artisan Partners
     Insurance Company               8,386 units of participation                                      56,441

 * Connecticut General Life        Separate Account BSC, Small Cap Value, Berger
     Insurance Company               8,937 units of participation                                     129,536

 * Connecticut General Life        Separate Account 55EW, Janus Advisor Worldwide Account
     Insurance Company               2,148 units of participation                                      50,293

 * Connecticut General Life        Separate Account 55L1, Invesco Tech Account, Investor Shares
     Insurance Company               331 units of participation                                         5,891

 * Connecticut General Life        Separate Account LV3, Large Cap Value, Wellington Management
     Insurance Company               2,306 units of participation                                      18,290

 * Connecticut General Life        Separate Account 5RH, Fidelity Advisor Equity Income
     Insurance Company               1,096 units of participation                                      33,050

 * Connecticut General Life        Separate Account MV1, Mid Cap Value, Wellington Management
     Insurance Company               2,738 units of participation                                      27,575

 * Connecticut General Life        Separate Account 55O1, Oakmark Select I Fund
     Insurance Company               1,559 units of participation                                      37,046

                                   Total Insurance Company Investment Contracts                     5,821,396

 * The Bombay Company, Inc.        Common Stock, $1 par value, 609,392 shares                       3,046,960

 * Participant loans               Terms vary from six months to ten years
                                       at 5.75% to 9.25% interest                                     441,859

                                                                                                   $9,310,215

   * Party-in-interest
                                                         12

                                   SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              The Bombay Company, Inc.
                  Employee 401(k) Savings and Stock Ownership Plan

                                   (Name of Plan)


Date:June 27, 2003             /S/ Elaine D. Crowley
                                 Elaine D. Crowley
                        Sr. Vice President, Chief Financial
                               Officer and Treasurer






























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